Exhibit 99.B(d)(13)

Schedule F
to the
Investment Advisory Agreement
between
SEI Tax Exempt Trust
and
SEI Investments Management Corporation

                This Schedule F forms a supplement to the Investment Advisory Agreement (the “Agreement”) dated April 16, 1996 between SEI Tax Exempt Trust (the “Trust”) and SEI Investments Management Corporation, f/k/a SEI Financial Management Corporation (the “Adviser”).

RECITALS

                WHEREAS, the Trust and the Adviser entered into the Agreement, which sets forth the rights and obligations of the parties pertaining to the management of separate portfolios of the Trust managed by the Adviser; and

                WHEREAS, the Trust approved the Adviser’s management of the New York Municipal Bond Fund, f/k/a New York Intermediate Term Municipal Portfolio, New Jersey Municipal Bond Fund, f/k/a/ New Jersey Tax Free Portfolio, Massachusetts Municipal Bond Fund, f/k/a Massachusetts Tax Free Portfolio and the California Municipal Bond Fund, f/k/a/ California Tax Free Portfolio (collectively, the “Funds”) as a “manager of managers,” in accordance with the Agreement.

AGREEMENTS

                Now, therefore, the parties agree as follows:

                The Trust hereby appoints the Adviser to act as investment adviser to the Funds as provided in Section 1 of the Agreement.  In making the Agreement applicable with respect to the Funds, the Agreement is being entered into severally and not jointly, as it pertains to the respective funds of the Trust, and the Trust and the Adviser intend that the numbered provisions contained in the Agreement be understood as applying separately to each Fund as if contained in, and forming, a separate agreement.

                The compensation of the Adviser, determined as set forth in Article 4 of the Agreement with respect to the Funds, will be as follows:

New York Municipal Bond Fund	0.33%
New Jersey Municipal Bond Fund	0.33%
Massachusetts Municipal Bond Fund	0.33%
California Municipal Bond Fund	0.33%

The effective date of this Schedule F is as of June 10, 1998 which shall be deemed the date upon which the Agreement has been executed with respect to each Fund.

                A copy of the Declaration of Trust of the Trust is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees, and is not binding upon any of the Trustees, officers, or shareholders of the Trust individually, but is binding only upon the assets and property of the Trust.

                This Schedule F may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule to be executed as of October 7, 2005.

SEI Tax Exempt Trust		SEI Investments Management Corporation

By:	/s/ TIMOTHY D. BARTO	By:	/s/ SOFIA A. ROSALA

Attest:	/s/ CASSANDRA JOHNSON	Attest:	/s/ CASSANDRA JOHNSON